Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS Investor Conference NASDAQ/TASE: FRSX December 2018

Forward - Looking Statement Dec 2018 This presentation of Foresight Autonomous Holdings Ltd. (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates, ” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, Foresight is using forward - looking statements in this presentation when it discusses the potential of its products . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”) including, but not limited to, the risks detailed in the Company’s registration statement on Form 20 - F, filed with the SEC. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements. 2

Chairman – Michael Gally

Elements of a Successful Start - up x Start with a fast - growing niche or one that is already a part of a large market x A product that meets a critical problem or need x A product (easy to explain) that users use a lot, are satisfied with and are willing to recommend x An entrepreneur with "missionary" sales capabilities Dec 2018 4

Elements of a Successful Start - up x A high - quality team that is constantly nurtured (multidisciplinary, outstanding, was there, has the ability to crack together complex multivariate issues, learns and develops all the time) x A combination of: x Vision x Culture x Structure x Execution capabilities Dec 2018 5

Elements of a Successful Start - up x At least one of the following: • Disruptive technology • Disruptive business model • New market & GTM x A winning pattern (repeatable, scalable) for recruiting customers x An economically proven business model (high LTV, low CAQ) Dec 2018 6

Founder & CEO – Haim Siboni

Structure Foresight Autonomous Holdings (FRSX) 100% 35.91% 27.2% 72.8% □ Foresight develops advanced accident prevention systems 100% □ 4 G/ 5 G Cellular - based V 2 X System □ RailVision develops advanced systems for railway safety, security and maintenance Dec 2018 8 RailVision Public Float

Demo Test Drive 9 Dec 2018

Eye - Net™ 10 Dec 2018

VP Business Development – Doron Cohadier

Recent Trends – Autonomous Vehicles Dec 2018 12 Source: Frost & Sullivan Analysis

Market Activities Dec 2018 13

Semi - Autonomous / Autonomous - Challenges 14 Dec 2018 14

Autonomous vehicles are required to operate in challenging conditions 15

AUTOMOTIVE VISION, PERFECTED. Dec 2018 16

QuadSight™ 17 Quad - camera sensor that detects any type of obstacle, under all weather conditions Dec 2018 17

QuadSight™ Technology 18 Dec 2018 Fusion of stereo visible and stereo thermal imaging Advanced algorithms for 3 D image analysis Detection by first frame (NO classification needed) Passive sensor, free of mutual interference 18

Dec 2018 19 Live Demo

QuadSight™ Performance 20 Dec 2018 Small obstacle in complete darkness A construction brick on the road in complete darkness: undetectable by visible camera and detected on time by thermal camera 20

Harsh weather and lighting conditions. Thermal camera is not blinded and is able to detect the obstacle. Dec 2018 QuadSight™ Performance Night, g lare and rain – Man on the driveway 21

QuadSight™ Performance 22 Dec 2018 Vehicle merging on the left The merging vehicle was detected ahead of time before it merged completely into the lane Vehicle detected while it is still merging into the lane 22

GTM – Prototype System Verticals OEM’s Electrical Trucks Tier 1 ’s Dec 2018 Prototype System Verticals 23

Prototype System Installed on a Customer Vehicle Dec 2018 24

From Prototype Systems to Commercial Product Prototype system purpose: Evaluate specs Receive detailed specifications for integrated product Dec 2018 25

Awards – Industry Recognition CES Innovation Award (2019) TechCode Award (New Mobility World 2018 ) Dec 2018 26

Sr. Consultant - Efraim Wasservogel

Head of Mergers & Acquisitions – Ariel Dor

Market Trends Dec 2018 29 Digitalization Driverless Trains Increase Efficiency

Short - term vs. Long - term Vision & Roadmap 1 st GEN Driver assistance Reduce driver cognitive load Improve safety & productivity Save money 2 st GEN Driverless train “Eyes” of the train and control center Improve operational flexibility 30 Dec 2018

Long - term Pilot with Swiss Train 31 Dec 2018

RailVision’s Solution An Array of Sensors Deep Learning Human Machine Interface   32 Dec 2018

33 Sensor Fusion Dec 2018

RailVision’s Achievements Today Detection Features Humans Cyclists Vehicles Animals Wagon Trains Signaling + Assignment to track Signs Braking Shoes 34 Dec 2018

What RailVision Aims for **Tomorrow**

Infra-Structure Detection

- Catenary
- Poles
- Tracks
- Gravels
- Slippers
- Bridges
- Switch state
- Control box

Predictive Maintenance

Rails integrity
Visual continuity and defects
Thermal behavior

Signals and signs
Routine integrity
and measurements

Switches
Routine integrity and
measurements

Stationary deployed systems
Shape, placement

Dec 2018
35 FORESIGHT

RailVision’s Vision Dec 2018 36

37 S ummary & Questions Dec 2018

Thank You www.foresightauto.com Info@foresightauto.com @ ForesightAuto Foresight Automotive

What to Expect? 39 Dec 2018 39 • Eval Kit - $ 10 K’s • Eval Period - few months + feedback • Tailored Eval Kit – NRE - $ 100 K’s 6 months • Design Tender – Design Win

What's Ahead? $ 100 K’s Evaluation Tailored Kits RFI/RFQ Design Tender Evaluation Kits $ 10 K’s Today Dec 2018 Design Win Product Launch Jan. 2018 , CES Show 1 st evaluation kit sale Jun. 2018